Exhibit 99.1

Cellebrite Appoints Michael D. Capellas to Board of Directors

as Lead Independent Director

Thomas E. Hogan confirmed as interim CEO

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, January 6, 2025 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced a series of Board updates to support the Company’s continued growth into 2025 and beyond.

As previously detailed on November 6, 2024, Thomas E. Hogan has been appointed interim CEO to begin 2025 as part of a planned leadership transition. In conjunction with stepping into this position, Mr. Hogan remains on the Company’s Board of Directors and plans to revert to his position as chairman upon the eventual appointment of a new CEO.

As part of Cellebrite’s ongoing commitment to best practices in board governance, specifically those related to the separation of duties between the CEO and board chair, Adam H. Clammer, Managing Partner of True Wind Capital Management and Cellebrite’s current lead independent director, has assumed the duties of board chairman.

Finally, Cellebrite is pleased to announce that Michael D. Capellas, a distinguished executive with extensive leadership experience across a range of CIO, CEO and board chairman and director positions at a number of the world’s most successful software and technology companies, has been appointed to Cellebrite’s Board of Directors as a Class II director. In addition, he will serve as the Board’s lead independent director, replacing the role vacated by Adam Clammer. All appointments were effective January 1, 2025.

Michael D. Capellas has served as founder and CEO of Capellas Strategic Partners, a strategic technology advisory firm, since November 2012. His leadership experience includes serving as the founding Chairman and CEO of VCE (Virtual Computing Company) a joint venture between Cisco, EMC and VMware, which developed and commercialized an innovative platform for cloud computing; Chairman and CEO of First Data Corporation; CEO and director of MCI (previously WorldCom); Chairman, President and CEO of Compaq Computer Corporation and President of Hewlett-Packard Company following the merger of Compaq and Hewlett-Packard. Mr. Capellas currently serves as the lead independent director of Cisco Systems, Inc. (NASDAQ: CSCO) in addition to other current and past board assignments.

“I am personally delighted to welcome Michael to our board,” said Thomas E. Hogan. “Michael brings a wide range of powerful and complementary skills to an already strong board. His specific depth of experience as the CEO of multiple global leaders with the scale we aspire to, his prowess in products and technology as a legacy CIO and his track record of strategic insight and execution, align perfectly with Cellebrite’s priorities and ambitions.”

“I am thrilled to join Cellebrite’s board,” said Mr. Capellas. “I have a deep passion for justice, safety and security, and I bring a long history of global support for these causes. Cellebrite’s C2C platform empowers law enforcement, intelligence agencies and global leaders to accelerate justice and enhance community safety. I am particularly inspired by the Company’s ongoing efforts to combat child exploitation and trafficking – an issue I care about deeply. I look forward to collaborating with Tom, Adam, my fellow board directors and Cellebrite’s executive team to further the Company’s mission and drive meaningful impact.”

Cellebrite’s Board of Directors continues to be composed of 10 members. Detailed biographies of all Cellebrite directors are available here.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include Mr. Hogan’s plans to revert to his position as chairman upon the eventual appointment of the new CEO; and Mr. Capellas’ intention to collaborate with Cellebrite’s board members and executive team to further the Company’s mission and drive meaningful impact. Such forward-looking statements including those with respect to commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 21, 2024 and as amended on April 12, 2024, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigation platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on Twitter at @Cellebrite.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media

Victor Ryan Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910